EXHIBIT 21.1
Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation or Organization

Primerica Life Insurance Company	Massachusetts
Primerica Financial Services, Inc.	Nevada
PFS Investments Inc.	Georgia
Primerica Financial Services (Canada) Ltd.	Canada
Primerica Life Insurance Company of Canada	Canada
Peach Re, Inc.	Vermont